Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: ExxonMobil Corporation

Name of persons relying on exemption:

•	Illinois State Treasurer Michael Frerichs

Address of persons relying on exemption:

•	555 W. Monroe St., 14th Floor, Chicago, IL 60661

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

May 9, 2024

Dear ExxonMobil Corporation Shareholders,

We are writing to urge shareholders of ExxonMobil Corporation (“Exxon” or “the Company”) to vote AGAINST the election of Executive Chair & CEO Darren W. Woods and AGAINST Lead Independent Director and Nominating & Governance Chair Joseph L. Hooley pursuant to Item No. 1 on the proxy during the Company’s Annual General Meeting on May 29, 2024.

The unconventional legal action taken by the Company against two shareholders1 represents an attack on shareholder rights that, in our view, has adversely impacted the Company’s reputation and public image among investors and other important stakeholder groups. More importantly, the actions taken by the Company signify poor judgment and oversight by Board leadership. They also set a negative precedent of suing to remove shareholder proposals, rather than engaging with shareholder proponents on issues of business strategy and using processes established by the U.S. Securities and Exchange Commission (SEC) to settle disputes on whether a shareholder proposal can be excluded from the proxy statement.

We are also concerned that the Company is trying to bypass this well-established system when it disagrees with the content and proponents of certain proposals2, by instead opting to censure opposing views and strip shareholders of the right to provide feedback to the Company on what they have deemed material governance and sustainability decisions. In our view, the hostile move by Exxon to sue its shareholders undermines the time-honored system of accountability between shareholders and corporate boards that has been indispensable in strengthening corporate governance, improving business performance, and protecting shareholder value.

1 https://www.nytimes.com/2024/01/22/business/exxon-climate-change-lawsuit.html

2 https://ir.exxonmobil.com/static-files/9aa3dfb6-f0a8-4289-82f5-3b7be4aa5d54, page 79-81.

Since the Company’s lawsuit, in its proxy statement, the Company claims that certain investor groups have presented proposals in an effort to advance activist agendas, “not to enhance shareholder value.”3 While the Company has the right to make such an assertion, they should not have the right to act unilaterally on this decision, without input from investors. Investors should have the ability to determine whether or not a proposal would enhance shareholder value.

Ultimately, eligible shareholders have, and should always have, the right to file and vote on proposals. Companies filing lawsuits in response to disagreements with such proposals, rather than going through the SEC process, could silence shareholders who hold differing views than those of company management, which ultimately undermines the spirit of shareholder democracy and could result in a significant chilling effect.

It is also important to note that, regardless of the merits of the shareholder proposal in question (a matter that investors should have been able to determine for themselves), Arjuna Capital and Follow This were addressing concerns they had over climate risk management, a topic with clear financial implications for oil and gas companies4. It’s also a topic where we believe the Company’s performance is still lacking, as demonstrated by the board’s failure to set adequate greenhouse gas emission reduction goals and provide adequate disclosure on its decarbonization efforts.5

To hold senior board leadership accountable, we will vote AGAINST Board Chair & CEO Darren Woods and Lead Independent Director Joseph Hooley at this year’s meeting, and we urge other shareholders to do the same.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Illinois State Treasurer. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by Illinois State Treasurer. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000034088/000119312524092545/d784249ddef14a.htm, page 80.

4 https://navigator.sasb.org/sector/EM/industry/EM-EP/disclosure-topics-and-metrics/EM-EP-110a

5 https://www.climateaction100.org/company/exxon-mobil-corporation/